KMG AMERICA CORPORATION
6306 Maple Ridge
Excelsior, Minnesota 55331

December 13, 2004

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Sonia Barros

KMG America Corporation
Registration Statement on Form S-1 (File No. 333-117911)

Dear Ms. Barros:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, KMG America Corporation (the "Company") hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 4:00 p.m., New York City time, on Tuesday, December 14, 2004, or as soon thereafter as practicable.

        The disclosure in the filing is the responsibility of the Company. The Company acknowledges and represents to the Securities and Exchange Commission that:

            (i)  should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

           (ii)  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the filing; and

          (iii)  the Company will not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
KMG AMERICA CORPORATION
By:	/s/ KENNETH U. KUK
Name:	Kenneth U. Kuk
Title:	Chairman, President & Chief Executive Officer